                                                                      EXHIBIT 15

LATHAM & WATKINS
   Peter H. Benzian (State Bar No. 047456)
   Hugh Steven Wilson (State Bar No. 051961)
   R. Brian Timmons (State Bar No. 155916)
650 Town Center Drive, Suite 2000
Costa Mesa, California  92626-1925
Telephone: (714) 540-1235
Facsimile: (714) 755-8290

Attorneys for Defendants
ARV ASSISTED LIVING, INC., DAVID P.
COLLINS, JOHN A. BOOTY, R. BRUCE
ANDREWS, MAURICE J. DeWALD, JOHN J.
RYDZEWSKI, ROBERT P. FREEMAN,
KENNETH M. JACOBS, MURRY N. GUNTY and
HOWARD G. PHANSTIEL

                    SUPERIOR COURT OF THE STATE OF CALIFORNIA

                                COUNTY OF ORANGE

EMERITUS CORPORATION,                  |  CASE NO. 787788
                                       |
                          Plaintiff,   |  ASSIGNED FOR ALL PURPOSES TO JUDGE
                                       |  DAVID H. BRICKNER, DEPT. 17
        v.                             |
                                       |
                                       |  DEFENDANTS' NOTICE OF DEMURRER
ARV ASSISTED LIVING, INC., a           |  AND DEMURRER TO PLAINTIFF'S
California corporation; DAVID P.       |  COMPLAINT FOR INJUNCTIVE AND
COLLINS, an individual; JOHN A.        |  DECLARATORY RELIEF; MEMORANDUM
BOOTY, an individual; R. BRUCE         |  OF POINTS AND AUTHORITIES IN
ANDREWS, an individual; MAURICE J.     |  SUPPORT THEREOF
DeWALD, an individual; JOHN J.         |
RYDZEWSKI, an individual; ROBERT P.    |  Hearing Date:  January 23, 1998
FREEMAN, an individual; KENNETH M.     |  Time:          3:00 p.m.
JACOBS, an individual; MURRY N.        |  Dept.:         17
GUNTY, an individual; HOWARD G.        |  Judge:         Hon. David H. Brickner
PHANSTIEL, an individual; and          |
PROMETHEUS ASSISTED LIVING,            |  Date of Filing
LLC, a Delaware limited liability      |  This Action:      December 9, 1997
company,                               |  Trial date:       None set
                                       |
                        Defendants.    |
_______________________________________|

/ / /
/ / /
/ / /
/ / /
/ / /

                  TO ALL PARTIES AND THEIR ATTORNEYS OF RECORD:

        PLEASE TAKE NOTICE THAT on January 23, 1998, at 3:00 p.m., or as soon thereafter as the matter may be heard, in Department 17 of the above-entitled Court, located at 700 Civic Center Drive West, Santa Ana, California 92701, defendants, ARV Assisted Living, Inc., David P. Collins, John A. Booty, R. Bruce Andrews, Maurice J. DeWald, John J. Rydzewski, Robert P. Freeman, Kenneth M. Jacobs, Murry N. Gunty, and Howard G. Phanstiel ("the ARV Defendants"), will and hereby do demur to the causes of action asserted against the ARV Defendants in Plaintiff's First Amended Complaint for Injunctive and Declaratory Relief (the "Complaint").

        This demurrer, brought pursuant to section 430.10 of the California Code of Civil Procedure, will be and is based upon this notice, the demurrer and memorandum of points and authorities attached hereto, the appendix of extrajurisdictional authorities filed concurrently herewith, and all other matters presented to this Court at or before the hearing on this matter.

Dated:  January 8, 1998                           Respectfully Submitted,

                                                  LATHAM & WATKINS
                                                     Peter H. Benzian
                                                     Hugh Steven Wilson
                                                     R. Brian Timmons

                                                  By /s/ R. BRIAN TIMMONS
                                                     ---------------------------
                                                     R. Brian Timmons
                                                  Attorneys for Defendant
                                                  ARV Assisted Living, Inc.

                                    DEMURRER
                                    --------

        Defendant, ARV Assisted Living, Inc., David P. Collins, John A. Booty,
R. Bruce Andrews, Maurice J. DeWald, John J. Rydzewski, Robert P. Freeman, Kenneth M. Jacobs, Murry N. Gunty, and Howard G. Phanstiel, (the "Defendants") demur to the First Amended Complaint for Injunctive and Declaratory Relief (the "Complaint") as follows:

                       DEMURRER TO FIRST CLAIM FOR RELIEF
                       ----------------------------------
        (Breach of Fiduciary Duty: Use of the Prometheus Transactions as
         an Improper Defensive Measure to Entrench ARV's Existing Board)

        1. The first claim for relief fails to join a necessary and indispensable party. Cal. Civ. Proc. Code ("CCP") ss. 430.10(d).

        2. The first claim for relief fails to state facts sufficient to constitute a cause of action against Defendants. CCP ss. 430.10(e).


                       DEMURRER TO SECOND CLAIM FOR RELIEF
                       -----------------------------------
                (Breach of Fiduciary Duty: Sale of Control of ARV
                   and Failure to Maximize Shareholder Value)

        3. The second claim for relief fails to join a necessary and indispensable party. CCP ss. 430.10(d).

        4. The second claim for relief fails to state facts sufficient to constitute a cause of action against Defendants. CCP ss. 430.10(e).


                       DEMURRER TO THIRD CLAIM FOR RELIEF
                       ----------------------------------
     (Breach of Fiduciary Duty: Failure to Exercise Due Care in Considering
       Emeritus' Proposals and Entering into the Prometheus Transactions)

        5. The third claim for relief fails to join a necessary and indispensable party. CCP ss. 430.10(d).

        6. The third claim for relief fails to state facts sufficient to constitute a cause of action against Defendants CCP ss. 430.10(e).


                       DEMURRER TO FOURTH CLAIM FOR RELIEF
                       -----------------------------------
              (Breach of Fiduciary Duty and Violation of California
                Statutory Law: Implementation of the Poison Pill)

        7. The fourth claim for relief fails to join a necessary and indispensable party. CCP ss. 430.10(d).

        8. The fourth claim for relief fails to state facts sufficient to constitute a cause of action against Defendants. CCP ss. 430.10(e).

                       DEMURRER TO FIFTH CLAIM FOR RELIEF
                       ----------------------------------
           (Breach of Fiduciary Duty: Redemption of Prometheus Notes)

         9. The fifth claim for relief fails to join a necessary and indispensable party. ("CCP") ss. 430.10(d).

        10. The fifth claim for relief fails to state facts sufficient to constitute a cause of action against Defendants. CCP ss. 430.10(e).


Dated:  January 8, 1998                          Respectfully Submitted,

                                                 LATHAM & WATKINS
                                                     Peter H. Benzian
                                                     Hugh Steven Wilson
                                                     R. Brian Timmons

                                                 By  /s/ R. BRIAN TIMMONS
                                                     ---------------------------
                                                     R. Brian Timmons
                                                 Attorneys for Defendant
                                                 ARV Assisted Living, Inc.

                              TABLE OF AUTHORITIES

                                      CASES

Angie M. v. Superior Court,
                      37 Cal. App. 4th 1217 (1995)................................................................2

Baron v. Strawbridge & Clothier,
                      646 F. Supp. 690 (E.D. Pa. 1986) ...........................................................9

Beresford Neighborhood Association v. City of San Mateo,
                      207 Cal. App. 3d 1180 (1989) ...............................................................7

Cellular Plus, Inc. v. Superior Court,
                      14 Cal. App. 4th 1224 (1993) ...............................................................2

Covarrubias v. James,
                      21 Cal. App. 3d 129 (1971) .................................................................2

Crouse-Hinds Co. v. InterNorth, Inc.,
                      634 F.2d 690 (2d Cir. 1980) .............................................................7, 8

Holder v. Home Savings & Loan Association of Los Angeles,
                      267 Cal. App. 2d 91 (1968) .................................................................6

Holt v. College of Osteopathic Physicians & Surgeons,
                      61 Cal. 2d 750 (1964) ...................................................................6, 7

Jones v. H.F. Ahmanson & Co.,
                      1 Cal. 3d 93, 81 Cal. Rptr. 592 (1969) .....................................................9

Kraus v. Willow Park Public Golf Course,
                      73 Cal. App. 3d 354 (1977) .................................................................5

Larson v. Dumke,
                      900 F.2d 1363 (9th Cir. 1990) ..............................................................9

Lomayaktewa v. Hathaway,
                      520 F.2d 1324 (9th Cir. 1976) ...........................................................5, 7

Micheel v. Haralson,
                      586 F. Supp. 169 (E.D. Pa. 1983) ...........................................................6

SCE Corp. v. Superior Court (Tuscon Elec.),
                      3 Cal. App. 4th 676 (1992) .................................................................4

Sierra Club, Inc. v. California Coastal Commission,
                      95 Cal. App. 3d 495 (1979) ...........................................................5, 6, 7

                                    STATUTES

Cal. Civ. Proc. Code ss. 389(a) ....................................................................................5

Cal. Corp. Code ss. 800(b)(1) ......................................................................................9


                               TABLE OF CONTENTS


                                                                              Page
                                                                              ----
I.   INTRODUCTION..............................................................1

II.  SUMMARY OF ALLEGATIONS....................................................1

III. ARGUMENT..................................................................2

       A.  Because Lazard Is a Party to the Contracts that Emeritus
           Seeks to Rescind, It Is an Indispensable Party and Must Be
           Joined in This Action...............................................3

       B.  Emeritus' Entire Complaint Fails to State a Claim Because
           Emeritus Has Failed to Allege That It Is the Owner of Any
           ARV Stock...........................................................9

IV.  CONCLUSION...............................................................10

                      MEMORANDUM OF POINTS AND AUTHORITIES
                      ------------------------------------

                                 I. INTRODUCTION

        Plaintiff Emeritus Corporation is engaged in a hostile takeover attempt of defendant ARV Assisted Living, Inc., a California corporation. Both companies are competitors in the highly competitive, rapidly growing assisted living industry. To further its hostile takeover efforts, Emeritus has filed this action seeking to nullify an $87 million investment in ARV by Lazard Freres Real Estate Investors L.L.C., a well known Wall Street investment firm, and its affiliate Prometheus Assisted Living LLC. Emeritus is seeking to unravel Lazard's $87 million investment in ARV, which was initiated months before Emeritus even launched its hostile tender offer, because it makes Emeritus' attempted takeover of ARV more difficult and more costly. Emeritus' Complaint thus asks this Court to rescind the various agreements between ARV and Lazard/Prometheus in order to further its efforts to acquire ARV for the lowest possible price. Emeritus' Complaint also seeks various forms of declaratory relief based on allegations that ARV breached its fiduciary duty to Emeritus as a result of ARV's transactions with Lazard/Prometheus.

        Emeritus' Complaint, however, suffers from two glaring and fatal defects. First, Emeritus has failed to name Lazard as a defendant in this action, even though Lazard is clearly a party to the various agreements Emeritus seeks to rescind. Second, in alleging that ARV and its Board of Directors breached their fiduciary duties to Emeritus, Emeritus (a) has failed to allege any facts sufficient to show that ARV owed Emeritus a fiduciary duty, and (b) as a competitor and unsolicited potential purchaser of ARV, Emeritus has no standing to assert the claims it has attempted to assert. These fundamental defects require that defendants' Demurrer be sustained.

                           II. SUMMARY OF ALLEGATIONS

        On January 7, 1998, Emeritus filed its First Amended Complaint ( the "Complaint") against ARV, the nine current members of its board of directors (collectively, "the ARV Defendants"), and against Prometheus Assisted Living LLC, for alleged breaches of fiduciary duty./1/ Emeritus claims that: (1) the ARV Defendants used the transactions with



--------
/1/ Emeritus filed the original Complaint on December 9, 1997.

Lazard/Prometheus to entrench the present Board in response to Emeritus' takeover proposal; (2) the ARV Board violated its fiduciary duties by choosing the Lazard/Prometheus transaction over an Emeritus takeover in that such choice failed to maximize shareholder value; (3) the implementation of the Shareholders' Rights Plan (the "poison pill") was an unreasonable response to the Emeritus proposal and a violation of the Board's fiduciary duties; and (4) the redemption of the Lazard/Prometheus Convertible Notes in exchange for ARV stock was an improper attempt to entrench the ARV Board and prevent Emeritus from acquiring the Company./2/

        As a result of these claims, Emeritus seeks extensive declaratory and injunctive relief. For example, Emeritus seeks a declaration that the ARV Defendants have breached their fiduciary duties by (1) entering into the Lazard/Prometheus transactions and (2) by redeeming the ARV notes held by Lazard/Prometheus in exchange for common shares of ARV. More importantly, Emeritus requests the court enter injunctive relief (1) rescinding and nullifying ARV's transactions with Lazard/Prometheus and (2) preventing Lazard/Prometheus from voting the shares for which they paid approximately $87 million. Emeritus, however, has not named Lazard as a defendant in the Complaint. Nor has Emeritus alleged in the Complaint that it was ever a shareholder of ARV.

                                  III. ARGUMENT

        A demurrer may be sustained where there is a failure to join necessary and indispensable parties. CCP ss. 430.10(d) West Supp. 1998; Covarrubias v. James, 21 Cal. App. 3d 129, 134 (1971)("[t]he objection that indispensable parties are not before the court may be raised at any time, by demurrer or even for the first time on appeal"). A demurrer must also be sustained where the allegations of the Complaint fail to state a claim under any legal theory. Id. ss. 430.10(e); Cellular Plus, Inc. v. Superior Court, 14 Cal. App. 4th 1224, 1231 (1993). Because Emeritus' Complaint fails to join necessary parties and does not state a claim, the court should sustain ARV's demurrer.

--------------
/2/ Because a demurrer tests the sufficiency of the pleadings, the well pleaded factual allegations of the Complaint must be accepted as true for purposes of review. Angie M. v. Superior Court, 37 Cal. App. 4th 1217, 1223, (1995). But argument and legal conclusions pleaded by Emeritus may not be accepted as true.

    A. BECAUSE LAZARD IS A PARTY TO THE CONTRACTS THAT EMERITUS SEEKS TO RESCIND, IT IS AN INDISPENSABLE PARTY AND MUST BE JOINED IN THIS ACTION

        On July 14, 1997, ARV entered into a Stock Purchase Agreement ("SPA") with Prometheus and Lazard which provided for Prometheus, an entity formed by Lazard to act as an investment vehicle in these transactions, to purchase up to a 49.9% holding in ARV stock. (Complaint P. 35; Exh C to the Complaint) About two weeks later, Prometheus purchased 1,921,012 shares of ARV common stock at $14.00 a share, representing an aggregate investment of $26,894,168. (Id. P. 56) On October 29, 1997, ARV and Lazard/Prometheus amended the SPA by entering into an Amended and Restated Stock and Note Purchase Agreement, which provided for Prometheus to purchase $60,000,000 in Convertible Subordinate Notes. (Id. Exh.
M) Lazard and Prometheus also entered into voting agreements, known as Stockholders Agreements, in connection with the stock and convertible note transactions. (Complaint P. P. 45-49, 76-83; Exhs. D and P to Complaint) Under those voting agreements, Lazard and Prometheus each agreed to vote their stock in a certain manner. (Id. P. P. 45, 78)

        The Complaint filed by Emeritus asks this Court to invalidate the $87 million Lazard/Prometheus transactions with ARV and void the issuance of ARV stock to Lazard/Prometheus pursuant to those agreements as well as to void Lazard's and Prometheus' obligations to vote their stock according to the terms of the various voting agreements. (Complaint P. 107) Specifically, the Complaint seeks the following:

        o a declaration that the Lazard/Prometheus transactions are null and void or voidable by ARV;

        o injunctive relief rescinding and nullifying the Lazard/Prometheus transactions; and

        o injunctive relief directing that the ARV shares issued to Prometheus pursuant to the Lazard/Prometheus transactions and the shares received as a result of the redemption of notes may not be voted, or if voted, may not be counted.

(Id. at P. 106-107) While Emeritus has named Prometheus as a defendant, Emeritus has failed to name Lazard as a defendant, despite the fact that Lazard has a substantial interest in the subject matter of this litigation and is a signatory to the key contracts which Emeritus seeks to rescind in this action.

        Lazard has been a party to all contracts signed between ARV and Prometheus throughout the various stages of the Lazard/Prometheus Transactions. Lazard was a party and, indeed, a separate signatory, to the original Stockholders Agreement (Id., Exh. D), the Amended and Restated Stockholders Agreement (Id., Exh. P), the Stockholders' Voting Agreement (Id., Exh. E), the Amended and Restated Stockholders' Voting Agreement (Id., Exh. Q), the original Stock Purchase Agreement and the Amended and Restated Stock and Note Purchase Agreement. (Id., Exhs. C and M)/3/ Emeritus' Complaint seeks to rescind all of these agreements. (Id., P. 107)

        Lazard remains a signatory and liable party under the SPA, the voting agreements, and the other related contracts Emeritus seeks to rescind./4/
Section 10.5 of the Amended Stock Purchase Agreement, referring to Lazard as the "Advancing Party," states, for example:

        Successors and Assigns. This agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors. Buyer and the Advancing Party shall be permitted to assign any of their rights hereunder to any Affiliate of Buyer or the Advancing Party, provided that such Affiliate agrees to be bound hereby and by the Stockholders Agreement, and provided that Buyer and the Advancing Party shall remain liable hereunder . . . .

(Id., Exh. M)(emphasis added). Similarly, Lazard agreed to be perpetually bound under the Amended and Restated Stockholders Agreement. Section 6.6 of that agreement states in relevant part:

        No party hereunder shall be permitted to assign any of its rights hereunder to any third party, except that the Buyer, the Advancing Party, and any Investor shall be permitted to assign its rights hereunder to the same extent as the Buyer or Advancing Party is permitted to assign its rights under the Stock Purchase Agreement, provided that such person agrees to be bound by this Agreement.

(Id., Exh. P)(emphasis added).


------------------
/3/ In the context of a demurrer, "written instruments . . . which are the foundations of the causes of action and attached to the complaint as exhibits may also be examined by the court." SCEcorp. v. Superior Court, 3 Cal. App. 4th 673, 677 (1992) (citing Weitzenkorn v. Lesser, 40 Cal. 2d 778, 785-86 (1953).

/4/ Although those contracts permit Lazard to assign its interest in those contracts (which it has not done), such assignment is subject to the requirement that Lazard remain liable under the various agreements. Apparently, Lazard has assigned its ownership interest in Prometheus, however, to another Lazard affiliate, Lazard Strategic Realty Investors II, L.P. ("LFSRI") according to a public Form 13D Lazard has filed with the SEC. Apparently, LFSRI became the sole and managing member of Prometheus. Still, the sole general partner of LFSRI is Lazard.

        Emeritus' failure to name Lazard violates the well-settled rule that when a claim seeks to set aside a contract, all parties to that contract are indispensable parties to the action and must be joined therein. See Lomayaktewa
v. Hathaway, 520 F.2d 1324, 1325 (9th Cir. 1975) ("No procedural principle is more deeply imbedded in the common law than that, in an action to set aside a lease or a contract, all parties who may be affected by the determination of the action are indispensable")./5/ Without Lazard, this case cannot proceed.

        California law has consistently held that "[w]here the plaintiff seeks some type of affirmative relief which, if granted, would injure or affect the interest of a third person not joined, that third person is an indispensable party." Sierra Club, Inc. v. California Coastal Comm'n, 95 Cal. App. 3d 495, 501
(1979). Specifically, Section 389 of the California Code of Civil Procedure requires the joinder of:

        (a) A person who is subject to service of process and whose joinder will not deprive the court of jurisdiction over the subject matter of the action . . . if (1) in his absence complete relief cannot be accorded among those already parties or (2) he claims an interest relating to the subject of the action and is so situated that the disposition of the action in his absence may (i) as a practical matter impair or impede his ability to protect that interest or (ii) leave any of the persons already parties subject to a substantial risk of incurring double, multiple, or otherwise inconsistent obligations by reason of his claimed interest.

CCP Code ss. 389(a)(West 1973).

        Lazard is undoubtedly a person within the meaning of Section 389(a). Applying subparagraph (1), complete relief cannot be accorded in Lazard's absence because it would not be bound by any judgment adversely affecting its rights under the contracts and would be free to


-------------------
/5/ Because Section 389 of the California Code of Civil Procedure governing joinder has been amended to conform to Rule 19 of the Federal Rules of Civil Procedure, courts of this state have looked to federal precedents for guidance when deciding whether parties must be joined in an action. See, e.g., Kraus v. Willow Park Pub. Golf Course, 73 Cal. App. 3d 354, 368 n.9
     (1977).

attack collaterally any such judgment. See, e.g., Sierra Club, 95 Cal. App. 3d at 501 (complete relief could not be accorded in action brought by third party against commission to set aside building permit because developer had not been joined and could collaterally attack any judgment).

        Moreover, applying subparagraph (2)(i), Lazard has an interest relating to the subject of this action. The relief Emeritus seeks -- nullification of the Lazard/Prometheus transactions and an order preventing Lazard and Prometheus from voting its stock -- would impair Lazard's ability to protect its respective interests under the SPA and the Amended Stockholder Agreement. ARV could bring an action against Lazard, for example, for damages or for specific performance in a separate action seeking to enforce the very Lazard obligation that is subject to rescission in this case. This is precisely the unsavory result
Section 389(a)(2)(i) was intended to avoid.

        Likewise, applying subparagraph (2)(ii), a disposition in Emeritus' favor would leave defendant Prometheus subject to a substantial risk of incurring inconsistent obligations. Specifically, by virtue of the provisions authorizing specific performance of ARV's voting agreements with Lazard and Prometheus, Prometheus might be faced with one order (in this case) voiding its voting obligations, and another order (in a separate case brought by ARV and Lazard) compelling Prometheus to honor the very same voting obligation. Section
3.1 of the Amended and Restated Stockholders Agreement between ARV, Prometheus, and Lazard, dated October 29, 1997 (Exh. P to the Complaint), for example, obligates Lazard to cause any of its "controlled affiliates," such as Prometheus, to vote any ARV shares it owns "in favor of the election of all Directors nominated by the nominating committee [of the ARV Board]." (Complaint, Exh. P, ss. 3.1) Emeritus seeks to rescind this obligation by Lazard and Prometheus in this case, even though Lazard itself is not a party. Yet in a separate action by Lazard, Lazard could require Prometheus, through specific performance, to comply with this very obligation. Section 389(a)(2)(ii) was intended to prevent parties like Prometheus from being faced with this predicament. See Micheel v. Haralson, 586 F. Supp. 169, 171 (E.D. Pa. 1983) (interpreting similar language in the federal rules to protect a party from being faced with two court orders where "compliance with one might breach the other").

        In analogous situations, California courts have routinely held that third parties not named in a Complaint are indispensable to the action and that, in their absence, a case should not proceed. See, e.g., Holder v. Home Sav. & Loan Ass'n, 267 Cal. App. 2d 91, 107 (1968) ("In an action for rescission of a contract, all parties to the contract are indispensable to the action"). In Holt
v. College of Osteopathic Physicians & Surgeons, 61 Cal. 2d 750 (1964), the trustees of a charitable organization alleged breach of trust and sought to enjoin the charitable organization from performing a contract with a non-party. Noting that "the effect of a decree in favor of plaintiffs would be to enjoin [the non-party] as well as [the defendant]," the Court ruled that the non-party was an indispensable party and ruled that the Complaint should be amended to add it as a party-defendant. Id. at 760-61.

        Similarly, in both Sierra Club, 95 Cal. App. 3d at 501, and Beresford Neighborhood Ass'n v. City of San Mateo, 207 Cal. App. 3d 1180, 1189 (1989), appellate courts affirmed superior court dismissals of actions where developers were not joined as defendants in actions seeking to set aside permits the developers had received. In both instances, the courts recognized that the developers, like Lazard here, met all of the conditions for compulsory joinder under Section 389(a).

        Consistent with the decisions of the California courts, federal courts have also applied Federal Rule of Civil Procedure 19 to require that, in any action seeking to set aside a contract, all parties to the contract are indispensable and must be joined in the action. Lomayaktewa, 520 F.2d at 1325; Crouse-Hinds Co. v. InterNorth, Inc., 634 F.2d 690, 701 (2d Cir. 1980)./6/ In Crouse-Hinds, the Second Circuit was faced with an action nearly identical to the instant case. There, the defendant-counterclaimant, InterNorth, sought to invalidate a proposed merger between Crouse-Hinds and a third corporation, Belden. Like Emeritus, InterNorth had put forth a competing tender offer. In response to that offer, Crouse-Hinds and Belden modified


------------------
/6/ As explained in footnote 5, supra, because Section 389 of the California Code of Civil Procedure governing joinder has been amended to conform to Rule 19 of the Federal Rules of Civil Procedure, courts of this state have looked to federal precedents for guidance when deciding whether parties must be joined in an action. See, e.g., Kraus v. Willow Park Pub. Golf Course, 73 Cal. App. 3d 354, 368 n.9 (1977).

their existing merger agreement by entering into a second agreement providing for an exchange of stock and containing provisions to encourage shareholders to support the merger. InterNorth then challenged both agreements alleging that they were unfair attempts to entrench Crouse-Hinds's board of directors. In a lawsuit which named only Crouse-Hinds and its directors as defendants, InterNorth sought a preliminary injunction to enjoin performance of the stock exchange agreement.

        In the district court, Crouse-Hinds challenged InterNorth's failure to name Belden as a party to the action. The district court rejected this challenge and refused to declare Belden an indispensable party. Id. at 698. On appeal, however, the Second Circuit disagreed. Id. at 700. The court explained:

        The counterclaims seek to enjoin Crouse-Hinds's performance of the Exchange Agreement, to which Belden is a party and in reliance on which, we are informed, Belden has materially altered its financial structure. The district court's view that the existence of Belden's contractual rights is dependent on a determination of Crouse-Hinds's "authority" to enter into the Exchange Agreement appears to misconstrue the nature of the claim actually asserted by InterNorth. The basis for the challenge to the Exchange Agreement is not that the [a]greement was beyond the power or corporate authority of Crouse-Hinds or its directors; there is no question that a contract was entered into. Rather, InterNorth's substantive contention is that the contract is unfair . . . . Since there is no question that the Exchange Agreement is a contract that was within the powers of the corporation, and since Belden's rights thereunder would clearly be prejudiced if the relief sought by InterNorth were to be granted, Belden's presence is required.

        Id. at 701 (citations and footnotes omitted). The court also explained that Belden had "altered its financial structure" in partial performance of its obligations by Crouse-Hinds' redemption of outstanding convertible debentures held by Belden, just as Lazard/Prometheus has done here. Id.

        This case presents an even stronger argument for concluding that Lazard is a party. Emeritus contends that ARV and its directors breached their fiduciary duty and entered into unfair agreements with Lazard and Prometheus. Like InterNorth, Emeritus purports to challenge as "unfair" the ARV Board's alleged efforts to entrench itself. In this case, however, Emeritus also seeks to undo a series of transactions that have already taken place. Lazard and Prometheus have already spent $87,000,000 to purchase ARV stock. Emeritus' own Complaint makes it clear that



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

ARV, Lazard and Prometheus have entered into a series of contracts, and that those contracts have, to a significant degree, been performed. (See, e.g., Complaint P.P. 39, 56, 91, 107.) Lazard's rights "would clearly be prejudiced if the relief sought by" Emeritus "were to be granted." See Crouse-Hinds, 634 F.2d at 701. Accordingly, like the Second Circuit in Crouse-Hinds, this Court should hold that the absent parties to the agreements must be joined as parties to this action seeking to invalidate those agreements.

    B. EMERITUS' ENTIRE COMPLAINT FAILS TO STATE A CLAIM BECAUSE EMERITUS HAS FAILED TO ALLEGE THAT IT IS THE OWNER OF ANY ARV STOCK AND
        BECAUSE EMERITUS LACKS STANDING

        Additionally, Emeritus' entire Complaint fails to state a claim because Emeritus has not alleged that it was the record or beneficial owner of any ARV stock at the time the ARV Board allegedly breached its fiduciary duties to Emeritus. Stock ownership is a necessary prerequisite to a shareholder's direct or derivative action for breach of fiduciary duty. Cal. Corp. Code ss. 800(b)(1)(West 1990); Jones v. H. F. Ahmanson & Co., 1 Cal. 3d 93, 105-108
(1969) (holding that individual stockholder had standing to bring breach of fiduciary duty claim against the corporation); 12B William Meade Fletcher, Fletcher Cyclopedia of the law of Private Corporations ss. 5936.10 at 558 (1993) ("Stockholder status is required, however, since otherwise the plaintiff has no standing to contest corporate action"). Because Emeritus does not allege that it was a record or beneficial owner of any ARV stock during the ARV Board's acts in question, then its allegations against the Company and its directors for breach of fiduciary duty cannot succeed under California law.

        Moreover, even if it can allege stock ownership, Emeritus cannot represent ARV shareholders in a derivative suit. As a competitor and potential purchaser of the Company, Emeritus' self-interest is to keep the market price of ARV stock low in order to gain control of the Company at the lowest possible cost. ARV shareholders, on the other hand, have an interest in maximizing the value of their shares. This inherent conflict of interest renders Emeritus incapable of representing the shareholders in a derivative action against the Company. See Larson v. Dumke, 900 F.2d 1363, 1367 (9th Cir. 1990) ("An adequate representative must . . . be free



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

from economic interests that are antagonistic to the interests of the class"); Baron v. Strawbridge & Clothier, 646 F. Supp. 690, 695 (E.D. Pa. 1986) (holding that hostile tender offeror could not represent shareholders because his interests were "manifestly antagonistic").

        Indeed, even for a non-derivative claim, given that Emeritus' primary motivation is to acquire all of ARV's stock as cheaply as possible, its interests are diametrically opposed to other ARV shareholders, who would prefer to sell, if at all, for the highest possible price. The very foundation of a director's fiduciary duty is premised on maximizing shareholder value, an objective fundamentally incompatible with the interests of someone seeking to buy those shares. Accordingly, Emeritus should not be allowed to invoke the Board's fiduciary duty to shareholders as a basis for its own claim, even if it alleged ownership of some ARV shares, because the Board's fiduciary duty to other shareholders is at odds with any fiduciary duty it may owe to Emeritus as a shareholder seeking to acquire the company. Thus, Emeritus lacks standing to pursue either its derivative or direct claim against the ARV Defendants.

        As a result, the Court should dismiss Emeritus' entire Complaint for failure to state a claim.

                                 IV. CONCLUSION

Defendants' demurrer to Emeritus' Complaint should be sustained for two reasons. First, the Complaint fails to name Lazard, an indispensable party, as a defendant. Second, the Complaint fails to allege that Emeritus was a record or beneficial owner of ARV stock at the time
/ / /
/ / /
/ / /
/ /
/ /
/ / /
/ / /
/ / /
/ / /


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the ARV Board allegedly breached its fiduciary duties. Even if Emeritus were able to allege that it is a shareholder, it cannot bring a derivative or direct fiduciary duty claim because its interests are antagonistic to all other shareholders of ARV. Accordingly, the demurrer should be sustained.

Dated:  January 8, 1998                          Respectfully Submitted,

                                                 LATHAM & WATKINS
                                                     Peter H. Benzian
                                                     Hugh Steven Wilson
                                                     R. Brian Timmons

                                                 By  /s/ R. BRIAN TIMMONS
                                                     ---------------------------
                                                     R. Brian Timmons
                                                 Attorneys for Defendant
                                                 ARV Assisted Living, Inc.



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